19

SECURITI 04015454 IISSION

Washington, D.C.

RECD S.E.C.
APR 23 2004
1086

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER
8- 34201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Conservative Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 East Columbia
(No. and Street)

Farmington (City) MO (State) 63640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Sharp (573) 756-8971
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Oberkfell & Ristau, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road (Address) St. Louis (City) MO (State) 63128 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Sharp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conservative Financial Services, Inc., as of December 31, 2003, are true and correct□ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN M. EVANS
NOTARY PUBLIC
NOTARY SEAL STATE OF MISSOURI
ST. FRANCOIS COUNTY
My Commission Expires on 12-04-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page□
- ☒ (b) Statement of Financial Condition□
- ☒ (c) Statement of Income (Loss)□
- ☒ (d) Statement of Changes in Financial Condition□
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- ☒ (g) Computation of Net Capital□
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- ☒ (l) An Oath or Affirmation□
- ☐ (m) A copy of the SIPC Supplemental Report□
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□

***For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3)□*

[redacted]

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION WITH INDEPENDENT AUDITORS' REPORT

CONSERVATIVE FINANCIAL SERVICES, INC.

Year Ended December 31, 2003

CONSERVATIVE FINANCIAL SERVICES, INC.

Table of Contents

December 31, 2003

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

	Schedule
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	1
Computation for Determination of Reserve Requirements Under Rule 15c3-3	*
Information for Possession or Control Requirements Under Rule 15d3-3	**
Independent Auditors' Supplementary Report on the Internal Control Structure	

* All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Conservative Financial Services, Inc. qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Conservative Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Conservative Financial Services, Inc. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conservative Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
January 14, 2004

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash	$ 125,251
Money market fund with clearing organization	271,614
Notes receivable – officers (note 4)	108,800
Commissions receivable	77,625
Cash surrender value of life insurance policy	22,404
Premises and equipment, net (note 2)	381,818
Goodwill	1,532,096
Other assets	37,785
Total assets	$ 2,557,393

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 56,759
Deferred income taxes payable (note 3)	27,377
Total liabilities	84,136
Commitments and contingencies (note 6)	
Stockholder's equity:	
Common stock, $1 par value; 250,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid in capital	315,000
Retained earnings	2,058,257
Total stockholder's equity	2,473,257
	$ 2,557,393

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Income

Year ended December 31, 2003

Revenues:	
Commissions	$ 1,451,101
Interest income	1,822
Other income	4,771
Total revenues	1,457,694
Expenses:	
Employee compensation and benefits (note 7)	843,155
Occupancy and equipment (notes 2 and 4)	114,566
Clearing broker charges and expense	78,168
Office supplies and postage	55,672
Telecommunications	34,598
Advertising	30,665
Travel and entertainment	23,887
Market development	19,914
Subscriptions and services	17,324
Dues and memberships	15,458
Insurance	15,134
Other expenses	26,748
Total expenses	1,275,289
Net income before taxes	182,405
Income tax expense (note 3)	70,410
Net income	$ 111,995

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common stock	Additional paid in capital	Retained earnings	Total
Balance at December 31, 2002	$ 100,000	315,000	1,946,262	2,361,262
Net income	–	–	111,995	111,995
Balance at December 31, 2003	$ 100,000	315,000	2,058,257	2,473,257

See accompanying notes to financial statements.

CONSERVATIVE FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 111,995
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	38,633
Loss on sale of equipment	205
Deferred income tax benefit	(4,622)
Increase in commissions receivable	(17,096)
Increase in accrued expenses	34,157
Other, net	(13,698)
Net cash provided by operating activities	149,574
Cash flows from investing activities:	
Advances under notes receivable	(13,600)
Purchases of furniture and equipment	(71,548)
Proceeds from sale of equipment	1,771
Increase in cash surrender value of life insurance policy	(4,771)
Net cash used in investing activities	(88,148)
Net increase in cash and cash equivalents	61,426
Cash and cash equivalents at beginning of year	335,439
Cash and cash equivalents at end of year	$ 396,865
Supplemental information - cash paid for Federal and state income taxes	$ 91,743

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conservative Financial Services, Inc. (the Company), a wholly-owned subsidiary of First State Bancshares, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in 1985. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a settlement-date basis.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: building and improvements – seven to 39 years; furniture and fixtures - five to ten years; computer equipment - three years.

Premises and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In such situations, recoverability of assets to be held and used would be measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets.

Goodwill

The excess of the consideration given in the Company's acquisition by First State Bancshares, Inc. over the fair value of the net assets acquired is recorded as goodwill, which was being amortized into expense through December 31, 2001 on a straight-line basis over 25 years.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* (FAS 141), and No. 142, *Goodwill and Other Intangible Assets* (FAS 142). FAS 141 requires that the purchase method of accounting be used for all business combinations. FAS 141 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of the Statement.

FAS 141 became effective on July 1, 2001 and FAS 142 became effective January 1, 2002. Goodwill is the Company's only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment in accordance with the provisions of FAS 142 on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life.

Income Taxes

The Company is included in the consolidated Federal and state income tax returns of First State Bancshares, Inc. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Cash and Cash Equivalents

The Company considers the money market fund with its clearing organization to be a cash equivalent.

NOTE 2 - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2003 is as follows:

Land	$ 30,214
Building and improvements	364,819
Furniture, fixtures, and equipment	191,468
	586,501
Less accumulated depreciation	(204,683)
	$ 381,818

Depreciation expense charged to operations for the year ended December 31, 2003 was $38,633.

The Company leases office space and certain equipment under noncancelable operating leases with unaffiliated third parties which expire at various dates through March 1, 2005. Minimum rental commitments under these leases for each of the next two years and in the aggregate are as follows:

Year ending December 31:	
2003	$ 9,548
2004	600
	$ 10,148

The Company also leases certain premises and equipment from its affiliate, First State Community Bank (as described more fully in note 4 below). Total rent expense incurred for the year ended December 31, 2003 was $33,131.

NOTE 3 - INCOME TAXES

The components of income tax expense for the year ended December 31, 2003 are as follows:

Current:	
Federal	$ 64,748
State and local	10,284
Deferred	(4,622)
	$ 70,410

A reconciliation of expected income tax expense computed by applying the Federal statutory rate of 34% to income before applicable income taxes for the year ended December 31, 2003 is as follows:

Expected statutory Federal income tax	$ 62,018
State tax, net of related Federal benefit	6,787
Other, net	1,605
	$ 70,410

The tax effects of temporary differences which give rise to deferred tax liabilities at December 31, 2003 are all the result of premises and equipment, for which depreciation is computed on an accelerated method for tax reporting purposes and on a straight-line method for financial reporting purposes.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has advanced William Sharp and Sue Evans, officers of the Company, insurance premium loans under split dollar life insurance arrangements. These are zero interest loans payable on demand. The officers have executed collateral assignment agreements that provide that the Company will be reimbursed from the policy value an amount equal to the cumulative premium advances upon the occurrence of specific events. Cumulative advances under these agreements to Mr. Sharp and Ms. Evans total $80,000 and $28,800, respectively.

The Company occupies space inside certain First State Community Bank locations, another wholly owned subsidiary of First State Bancshares, Inc. Rent is being charged to the Company on these facilities based on a percentage of the commission revenue generated at those facilities. Total rent expense incurred by the Company from First State Community Bank was $25,957 for the year ended December 31, 2003.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $366,075, which was $316,075 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Company management is unaware of any legal matters that may have arisen in the normal course of business which could result in any material liability to the Company.

NOTE 7 – EMPLOYEE BENEFITS

The Company participates in a contributory 401(k) profit sharing plan sponsored by First State Bancshares, Inc. with provisions for Company matching contributions. Essentially all employees meeting certain age and service requirements are eligible to participate in the plan. Company matching contributions charged to expense totaled $19,988 in 2003.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

CONSERVATIVE FINANCIAL SERVICES, INC.

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital:	
Total stockholders' equity	$ 2,473,257
Deductions:	
Nonallowable assets:	
Notes receivable – officers	(108,800)
Commissions receivable	(51,000)
Premises and equipment	(381,818)
Goodwill	(1,532,096)
Other nonallowable assets	(27,785)
Total nonallowable assets	(2,101,499)
Excess funds on deposit with affiliated bank	(251)
Haircuts on money market fund with clearing organization	(5,432)
Net capital	$ 366,075
Aggregate indebtedness:	
Accrued expenses	$ 56,759
Deferred income taxes payable	27,377
Total aggregate indebtedness	$ 84,136
Minimum net capital requirement	$ 50,000
Excess net capital	$ 316,075
Ratio of aggregate indebtedness to net capital	.23 to 1
Reconciliation with Company's computation of net capital:	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 257,505
Adjustment for income taxes	111,935
Adjustment to commissions receivable	(3,365)
Net capital per above	$ 366,075

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary
Report on Internal Control

The Board of Directors
Conservative Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Conservative Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
January 14, 2004